UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 13)*


                              TODD SHIPYARDS CORPORATION
          _________________________________________________________________
                                   (Name of Issuer)


                        Common Stock, $.01 Per Share Par Value
          _________________________________________________________________
                            (Title of Class of Securities


                                     889039-10-3
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    June 19, 2002
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

          Check the following box if a fee is being paid with the statement. __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 13

          CUSIP NO. 889039-10-3

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Bridget B. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       15,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              15,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-















          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.286%

          14.  TYPE OF REPORTING PERSON*

               IN

          CUSIP NO. 889039-10-3

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Bridget B. Baird, as successor trustee under an agreement dated 12/23/38.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       78,400
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              78,400

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON















               78,400

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.492%

          14.  TYPE OF REPORTING PERSON*

               OO, IN

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Brian D. Baird, as trustee of the Jane D. Baird trusts dated 6/15/87.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       -0-
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              -0-

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____















          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.000%

          14.  TYPE OF REPORTING PERSON*

               OO, IN

          CUSIP NO. 889039-10-3

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Martha B. Senturia

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       -0-
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              -0-

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.000%















          14.  TYPE OF REPORTING PERSON*

               IN

          CUSIP NO. 889039-10-3

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Ruth R. Senturia

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       2,800
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              2,800

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,800

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.053%

          14.  TYPE OF REPORTING PERSON*

               IN

          CUSIP NO. 889039-10-3

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Bruce C. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       51,200
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              51,200

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               51,200

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.975%

          14.  TYPE OF REPORTING PERSON*

               IN

                                     SCHEDULE 13D
                                   Amendment No. 13















          CUSIP NO. 889039-10-3

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                    (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 344,600 Shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          Brent D. Baird (2)                    39,700           0.756%

          Anne S. Baird                         20,000           0.381%

          Cameron D. Baird                         100           0.002%

          Bridget B. Baird
            individually                        15,000           0.286%
            as successor trustee
            under an agreement
            dated 12/23/38 (3)                  78,400           1.492%

          The Cameron Baird                     48,000           0.914%
          Foundation

          Brian D. Baird
            individually                         9,400           0.179%

            as trustee of the
            Jane D. Baird
            trusts dated 6/15/87                   -0-           0.000%

            as successor trustee
            f/b/o Jane D. Baird
            under an agreement
            dated 7/31/22 (3)                   65,000           1.237%















          Barbara P. Baird                      15,000           0.286%

          Ruth R. Senturia                       2,800           0.053%

          Bruce C. Baird                        51,200           0.975%

          Martha B. Senturia                       -0-           0.000%
                                                 _____           ______

                                 TOTAL         344,600           6.561%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 5,253,222 Shares.

             (2) 7,000 of these Shares are held in a retirement plan for Brent D. Baird.

             (3) Jane D. Baird is the income beneficiary; the issue of Jane D. Baird are the remainder beneficiaries.


          (b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following sales of the Shares were effected during the past sixty days:




                                                          Price/Share (in
                                           Number of      Dollars Commissions
          Sale In The Name Of    Date      Shares         not included)

          Bridget B. Baird,    5/6/02       4,600         14.8187
          Successor Trustee    6/24/02      4,000         12.8845
                               6/26/02      2,000         12.7775

          Brian D. Baird,      6/14/02      5,000         13.7652
          Trustee of the Jane  6/18/02      5,000         12.8058
          D. Baird Trusts      6/19/02      5,000         13.0514





          All transactions were effected through open-market sales.














          (d) Not applicable

          (e) Not applicable

                                      SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


          DATED this 3rd day of July, 2002.

          BRIDGET B. BAIRD, individually and as Successor
          Trustee; MARTHA B. SENTURIA; RUTH R. SENTURIA; and
          BRUCE C. BAIRD

          By:  s/Brian D. Baird
                 Brian D. Baird, as Attorney-in-Fact



          s/Brian D. Baird
            Brian D. Baird, as trustee of the Jane D. Baird
            Trusts dated 6/15/87